UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              PHARMA-BIO SERV, INC.
                                (Name of Issuer)

               Common Stock and Warrants to Purchase Common Stock
                         (Title of Class of Securities)

                                   71711N 10 0
                                 (CUSIP Number)


                        Ms. Zaida M. Rodriguez, Treasurer
                             SAN JUAN HOLDINGS, INC.
                              MCS PLAZA, SUITE #305
                             255 PONCE DE LEON AVE.
                               SAN JUAN, PR 00917
                                  787-282-0303
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 April 25, 2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 71711N10 0
13D

1        Name of Reporting Person
         San Juan Holdings, Inc.
         I.R.S. Identification No. of Above Person
         66-0554574

2        Check the Appropriate Box if a Member of a Group (a) [ ]
         (b) [ x ]

3        SEC Use Only

4        Source of Funds
         WC; OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
         Puerto Rico

Number of                  7        Sole Voting Power
Shares Bene-                        4,908,443 shares By Each
ficially                   8        Shared Voting Power
Owned by Each                       0
Reporting                  9        Sole Dispositive Power
Person With                         4,908,443 shares
                           10       Shared Dispositive Power
                                    0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
         4,908,443 shares

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [ ]

13       Percent of Class Represented by Amount in Row (11)
         15.4%

14       Type of Reporting Person
         CO

Item 1.  Security and Issuer.

This statement relates to shares of common stock, par value $0.0001 per share, (the "Common Stock") and to warrants to purchase common stock of Pharma-Bio Serv, Inc. a Delaware corporation (the "Company") having its principal executive offices at Sardinera Beach Building Suite 2, Marginal Costa de Oro, Dorado, Puerto Rico 00646.

Item 2.  Identity and Background.

This Statement is filed by San Juan Holdings, Inc., a Puerto Rico corporation, (the "Reporting Person"), whose business address is MCS Plaza, Suite #305, 255 Ponce de Leon Avenue, San Juan, PR, 00917. The Reporting Person is a boutique merchant bank principally engaged in providing corporate financial advisory and other investment banking services and making principal investment in companies. Addison M. Levi III is a Co-Founder and Principal of San Juan Holdings, Inc.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

As of the Date of Event which required the filing of this Statement, the Reporting Person used $652,500 of its working capital to purchase 1,021,200 shares of Common Stock of the Company. Also, the Reporting Person received 600,000 shares of common stock and warrant to purchase 2,500,000 shares of common stock in payment for services rendered pursuant to the reverse acquisition transaction involving the Company.

Item 4.  Purpose of Transaction.

All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) On January 25, 2006, the Reporting Person received 600,000 shares of common stock and warrants to purchase 2,500,000 shares of common stock for services rendered pursuant to the reverse acquisition transaction involving the Company. Also, on such date the Reporting Person purchased 75,000 shares of series A preferred stock of the Issuer (the "Preferred Stock") and warrants to purchase 510,600 shares of the Common Stock of the Issuer (the "Warrants"). The Preferred Stock automatically converts into shares of the Common Stock upon the filing of a certificate of amendment to the Issuer's certificate of incorporation which increases the authorized capital stock (the "Amendment"). The Warrants are not exercisable until the filing of the Amendment. The agreement pursuant to which the Reporting Person purchased the Preferred Stock and Warrants provided for liquidated damages in the event that the Issuer failed to file a registration statement in a timely manner. The registration statement was filed late and, as a result, on March 30, 2006, the date that the registration statement was filed, the Reporting Person was entitled to 919 shares of common stock. Also, the Reporting Person owns 275,724 shares of common stock issuable upon the exercise of a warrant held by RD Capital Group, Inc., an affiliate of the Reporting Person.

         On April 25, 2006 the Issuer filed the Amendment, upon which the Reporting Person became a beneficial owner of 4,908,443 shares of the Common Stock, of which 600,000 were received for services rendered, 1,021,200 shares were issued upon conversion of the Preferred Stock and 919 shares represented the shares issued as liquidated damages, and warrants to purchase 3,286,324 shares of the Common Stock.

         The Issuer's securities owned by the Reporting Person as of April 25, 2006 represented approximately 15.4% of the issued and outstanding shares of the Issuer's Common Stock and warrants to purchase Common Stock. As of April 25, 2006, the Reporting Person had sole power to vote and dispose of each of the 4,908,443 shares of Issuer's Common Stock and warrants to purchase Common Stock, beneficially owned by it.

         (c) In the sixty days prior to April 25, 2006, the Date of the event requiring the filing of this Statement, the Reporting Person did not engage in any transactions involving Issuer's Common Stock. However, see Item 5(a) with respect to stock issuances to the Reporting Person during such 60 day period.

         (d) No person, other than the one identified at Item 2 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2006


SAN JUAN HOLDINGS, INC.


BY:   /s/ADDISON M. LEVI III
      ------------------------------
      Addison M. Levi III
      Principal